723254 DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

04040773

DIVISION OF
CORPORATION FINANCE

Mail Stop 4-2

August 13, 2004

Gary P Kreider
Keating, Muething & Klekamp PLL
1400 Provident Tower
One East Fourth Street
Cincinnati, Ohio 45202

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 8/13/2004

Re: Cintas Corporation
Incoming letter dated June 10, 2004

Dear Mr. Kreider:

This is in response to your letter dated June 10, 2004 concerning the shareholder proposal submitted to Cintas by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated July 7, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Charles Jurgonis, Plan Secretary
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, D.C. 20036

PROCESSED
AUG 26 2004 E
THOMSON
FINANCIAL

KMK | Keating, Muething & Klekamp PLL
ATTORNEYS AT LAW

GARY P. KREIDER
DIRECT DIAL: (513) 579-6411
FACSIMILE: (513) 579-6457
E-MAIL: GKREIDER@KMKLAW.COM

June 10, 2004

via EDGAR and U.S. Mail

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Cintas Corporation -- Stockholder Proposal Submitted by the American Federation of State, Country and Municipal Employees Pension Plan

Dear Ladies and Gentlemen:

We are writing as counsel to Cintas Corporation to inform you that Cintas intends to omit a shareholder proposal from its proxy statement and form of proxy for Cintas' 2004 Annual Shareholders' Meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended. The proposal and a May 11, 2004 letter from Gerald W. McEntee, Chairman of the AFSCME accompanying the proposal are attached as Exhibit A. We request confirmation that the Staff of the Division of Corporation Finance will not recommend enforcement action if Cintas omits the proposal from its proxy materials for the 2004 Annual Meeting for the reasons set forth below.

The 2004 Annual Shareholders' Meeting is scheduled to be held on October 19, 2004 and Cintas intends to file its definitive proxy materials with the Commission on or about August 30, 2004 and to commence mailing of those materials to shareholders on the same date.

The proposal requests that the shareholders urge the Board of Directors to adopt a policy that the cost of employee and director stock options be recognized in Cintas' income statement.

We believe that the proposal may be omitted from Cintas' proxy materials pursuant to Rules 14a-8(i)(7) and (10).

For several years the Staff has followed a policy of allowing inclusion of similar proposals in company proxy statements. Cintas was presented with a similar proposal last year and did not oppose its inclusion in the proxy statement.

However, we believe this proposal no longer presents a policy question appropriate for shareholder action since the Financial Accounting Standards Board has made it clear that rules will be forthcoming in the near future requiring companies to expense stock options in their income statements. The timing, method of implementation and model used to compute the expenses are expected to be left, to some degree, to the discretion of management. We believe that in the present circumstances, the proposal, even if adopted, would have no relevance except as it might relate to management's method of implementing FASB rules. As such, we believe that this proposal, in present circumstances, deals with a matter which is in the process of implementation and relates to the Company's ordinary business operations, specifically, in this case, implementation of accounting standards. Therefore, the proposal may be excluded as being substantially implemented under 14a-8(i)(10) in light of the FASB's actions and with implementation purely a management function under 14a-8(i)(7).

In its March 31, 2004 exposure draft, the FASB proposed an amendment of its Statements No. 123 and 95. That draft clearly set forth the position of the FASB that all public companies must expense employee stock options. The draft also discussed the various methods of expensing the methods, primarily the Black-Scholes-Merton closed-form model pricing model and lattice models, including the Binomial Model.

The statement describes various proposed methods of accounting for income tax effects which will be decided upon implementation. Numerous other open questions of implementation remain, for example, whether the compensation costs are to be spread over a requisite service period, the method of transition from current accounting for options to the expense method and whether excess tax benefits should be reflected in statements of cash flows as financing cash inflows.

The FASB stated "The objective of the accounting required by FASB Statement No. 123, *Accounting for Stock-Based Compensation* as it would be amended by this proposed Statement, is to recognize in an entity's financial statements the cost of employee services received in exchange for valuable equity instruments issued, and liabilities incurred, to employees in share-based payment transactions."

In these circumstances it is unclear what the proposal is really asking the Company to do. For example, if the proposal is defeated, the Company will still have to expense stock options when the FASB rules become final. Passage of the resolution would not have any effect upon the Company's obligation in this regard. The only thing the Company has to do at this point is to implement the new accounting standards, which is a management, not a shareholder function.

The comment period for the proposed statement ends June 30, 2004. Cintas' Annual Shareholders' Meeting is scheduled for October 19, 2004. The new FASB rule would be applied prospectively to all public companies for fiscal years beginning after December 15, 2004. Cintas' fiscal year ends each May 31. Were the AFSCME proposal adopted by shareholders, the directors would not be able to implement it fully until the beginning of the fiscal year beginning June 1, 2005. That would be the same time frame as will be required for implementation by the FASB proposal. As drafted, the FASB's rule permits earlier application, but whether an earlier application would be practical, based on the exact date of issuance of the final ruling and the extent to which Cintas' fiscal year would be well underway, would be a matter for management to determine in applying the new FASB standard.

Accordingly, based on the foregoing, we believe that Cintas may properly omit the proposal under Rules 14a-8(i)(7) and (10). We request that the Staff indicate that it will not recommend enforcement action to the Commission if Cintas omits the proposal.

Enclosed are six copies of this letter. A copy of these materials is being sent to the proponent, the American Federation of State, County and Municipal Employees Pension Plan, as notice of Cintas' intention to omit the proposal from its proxy materials for its 2004 Annual Shareholders' Meeting.

Yours truly,

KEATING, MUETHING & KLEKAMP, P.L.L.

By: Gary P. Kreider

GPK:slh

Attachments:

Exhibit A

cc: Mr. Gerald W. McEntee, Chairman
American Federation of State, County and Municipal Employees Pension Plan

1298265.1

Exhibit A

[Stationery of the American Federation of State, County and Municipal Employees]

May 11, 2004

Via Overnight Mail and Telecopier (513) 573-4030

Cintas Corp.
6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio 45262

Attention: Thomas E. Frooman, Vice President and Secretary - General Counsel

Dear Mr. Frooman:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2003 proxy statement of Cintas Corp. (the "Company"), the Plan intends to present the attached proposal (the "Proposal") at the 2004 annual meeting of shareholders (the "Annual Meeting). The Plan is the beneficial owner of shares of voting common stock (the "Shares") of the Company in excess of $2,000, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held. A copy of our proof of ownership wig within seven days.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Charles Jurgoins at (202) 429-1007.

Sincerely,

/s/Gerald W. McEntee
Gerald W. McEntee
Chairman

enclosure

RESOLVED, that the shareholders of Cintas Corporation ("Cintas") urge the Board of Directors to adopt a policy that the cost of employee and director stock options be recognized in Cintas' income statement.

Supporting Statement:

U.S. accounting principles allow companies to choose between two alternatives when accounting for fixed stock option awards like those made by Cintas to its officers and nonemployee directors: they can "expense" the awards, recognizing their cost in the income statement; or they can describe in a footnote in the annual report the effect of the awards on diluted earnings per share. Cintas has elected footnote disclosure rather than expensing.

We believe that expensing stock option awards more accurately reflects the costs of such awards to a company. Simply put, options are a form of non-cash compensation with value to the recipient and a cost to the company. In the words of Warren Buffett: "If stock options aren't a form of compensation, what are they? If compensation isn't an expense, what is it? And, if expenses shouldn't go into the calculation of earnings, where in the world do they go?"

The failure to expense stock options distorts reported earnings. According to the June 27, 2002 issue of the *Analyst's Accounting Observer*, the lack of expense recognition for options resulted in a 31% overstatement of the 2001 earnings of S&P 500 companies. Standard & Poor's now calculates "core earnings" in which the cost of options is treated as an expense.

We believe that voluntarily expensing stock options sends a signal to the market that a company is committee to transparency and corporate government best practices. Recognizing this, 576 companies had announced their intention to expense stock options as of April 27, 2004, according to Bear, Stearns & Co. The Financial Accounting Standards Board has also voted to require stock option expensing in 2005. While the mandatory expensing of stock options appears to be inevitable, we believe that voluntarily expensing stock options sends a signal to investors that a company is committed to accounting transparency and corporate governance best practices.

Expensing fixed stock option awards will also eliminate a disincentive to award indexed options, which tie compensation more closely to company rather than market or industry performance and which must be expensed. The Conference Board's Commission on Public Trust and Private Enterprise recommended that companies be required to expense fixed option awards in order to level the playing field among forms of equity-based compensation.

Finally, we believe that not expensing stock options may lead to overuse by companies that see them as "free money." As Standard & Poor's has stated, "when something is significantly underpriced, it is often also substantially overconsumed."

We urge shareholders to vote FOR this proposal.

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

Pension Committee
GERALD W. McENTEE
WILLIAM LUCY
EDWARD J. KELLER
KATHY J. SACKMAN
HENRY C. SCHEFF

July 7, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; no-action request by Cintas Corporation

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan"), submitted to Cintas Corporation ("Cintas" or the "Company") a stockholder proposal (the "Proposal") asking the Company's board of directors (the "Board") to adopt a policy that the cost of employee and director stock options be recognized on Cintas's income statement.

In a letter to the Commission dated June 10, 2004, Cintas stated that it intends to omit the Proposal from its proxy materials being prepared for the 2004 annual meeting of stockholders. Cintas contends that it should be permitted to omit the Proposal in reliance on (i) Rule 14a-8(i)(7), because the Proposal no longer raises a significant policy question and (ii) Rule 14a-8(i)(10), because the Proposal has been substantially implemented. Neither contention has any merit.

Cintas concedes, as it must, that the Staff has required registrants to include in their proxy statements proposals substantially similar to the Proposal over the last few years. This year is different, Cintas claims, because the Financial Accounting Standards Board ("FASB") recently issued an exposure draft proposing to require expensing of stock options under Generally Accepted Accounting Principles ("GAAP"). As a result, Cintas urges, expensing is now a matter of "implementation" rather than a significant policy issue on which shareholders should be allowed to express an opinion, and is thus excludable under Rule 14a-8(i)(7)'s ordinary business exclusion. In a related argument, Cintas urges that the Proposal has been substantially implemented for purposes of Rule 14a-8(i)(10).

It is important to bear in mind that FASB's exposure draft is simply a proposal-it does not constitute a final action requiring the cost of options to be recognized in income. The formal comment period ended on June 30, 2004, and FASB has held roundtables to hear the viewpoints of the affected constituencies-users, issuers, preparers and auditors. A fierce opposition campaign has been mounted by business interests. Legislation has been passed out of the House Financial Services Committee that would gut FASB's proposal, requiring expensing for only certain executive stock options. In sum, the Plan does not share Cintas's optimism that a FASB expensing requirement in the near term is inevitable.

Accordingly, the Proposal retains relevance beyond mere ministerial implementation. If FASB withdraws its proposal, or announces an intent to issue a new exposure draft, the Proposal will give Cintas shareholders the ability to express their opinion on whether Cintas should-notwithstanding FASB's inaction-commit to expensing stock options voluntarily. According to Bear, Stearns & Co., 576 companies have already done so as of April 29, 2004.

* * * *

To conclude, Cintas has not met its burden of establishing that it is entitled to rely on Rule 14a-8(i)(7) or (i)(10) to exclude the Proposal from its proxy materials. Please do not hesitate to contact me on (202) 429-8415 if you have any questions or need anything further.

Very truly yours,

Charles Jurgonis
Plan Secretary

cc: Gary P. Kreider
Keating, Muething & Klekamp
Fax # 513-579-5457

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 13, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cintas Corporation
Incoming letter dated June 10, 2004

The proposal urges the board to adopt a policy that the cost of employee and director stock options be recognized in Cintas' income statement.

We are unable to concur in your view that Cintas may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Cintas may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Cintas may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Cintas may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Grace K. Lee
Special Counsel